UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _ )* Corrected[1]
Consolidated Water Co. Ltd.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
G23773107

(CUSIP Number)
December 31, 2010[2]

Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1] [2]	This Corrected Schedule 13G is being filed to correct the Schedule 13G filed by Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, and Colonial First State Group Limited on February 7, 2011, which, as the result of an administrative error, did not include First State Investment Management (UK) Limited as a reporting person. Upon discovering this error, the reporting persons promptly took steps to file this Corrected Schedule 13G, which includes beneficial ownership information relating to First State Investment Management (UK) Limited and speaks as of December 31, 2010. The beneficial ownership information relating to Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, and Colonial First State Group Limited set forth in the Schedule 13G filed on February 7, 2011, remains unchanged herein.

Cusip No.	602675100	13G	Page	2	of	13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australian Capital Territory, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,022 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,022 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,022 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.47% (based on 14,549,893 shares issued and outstanding, per Form 10-Q dated 11/9/2010)

12	TYPE OF REPORTING PERSON

	BK/HC

Cusip No.	602675100	13G	Page	3	of	13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New South Wales, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,022 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,022 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,022 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.47% (based on 14,549,893 shares issued and outstanding, per Form 10-Q dated 11/9/2010)

12	TYPE OF REPORTING PERSON

	HC

Cusip No.	602675100	13G	Page	4	of	13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New South Wales, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,022 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,022 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,022 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.47% (based on 14,549,893 shares issued and outstanding, per Form 10-Q dated 11/9/2010)

12	TYPE OF REPORTING PERSON

	HC

Cusip No.	602675100	13G	Page	5	of	13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Victoria, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,022 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,022 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,022 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.47% (based on 14,549,893 shares issued and outstanding, per Form 10-Q dated 11/9/2010)

12	TYPE OF REPORTING PERSON

	HC

Cusip No.	602675100	13G	Page	6	of	13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Scotland, United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,087,022 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,087,022 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,087,022 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 7.47% (based on 14,549,893 shares issued and outstanding, per Form 10-Q dated 11/9/2010)

12	TYPE OF REPORTING PERSON

	IA

Cusip No.	602675100	13G	Page	7	of	13
Item 1(a)	Name of Issuer: Consolidated Water Co Ltd
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Regatta Office Park West Bay Road, Po Box 1114 Grand Cayman, Ky1 1102 Cayman Islands
Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship
Commonwealth Bank of Australia Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia Australian Capital Territory

Colonial Holding Company Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000. Commonwealth of Australia New South Wales

Commonwealth Insurance Holdings Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia New South Wales

Colonial First State Group Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia Victoria

First State Investment Management (UK) Limited 23 St Andrew Square Edinburgh, EH2 1BB Scotland
Item 2(d)	Title of Class of Securities:
COMMON STOCK

Cusip No.	602675100	13G	Page	8	of	13
Item 2(e)	CUSIP Number: G23773107
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: Investment Advisor.
          If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐
Item 4	Ownership:
(a)	Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b)	Percent of Class:
Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c)	Number of shares as to which such person has:

Cusip No.	602675100	13G	Page	9	of	13
(i) sole power to vote or to direct the vote:
Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii) shared power to vote or to direct the vote:
Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii) sole power to dispose or to direct the disposition of:
Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv) shared power to dispose or to direct the disposition of:
Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.
Item 8	Identification and Classification of Members of the Group:

Not Applicable.
Item 9	Notice of Dissolution of Group:

Not Applicable.
Item 10	Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant

Cusip No.	602675100	13G	Page	10	of	13
subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this __ day of March, 2011.

Commonwealth Bank of Australia
By:	/s/ John Damien Hatton
Name: John Damien Hatton
Title: Company Secretary

Colonial Holding Company Limited
By:	/s/ John Damien Hatton
Name: John Damien Hatton
Title: Director

Commonwealth Insurance Holdings Limited
By:	/s/ John Damien Hatton
Name: John Damien Hatton
Title: Director

Colonial First State Group Limited
By:	/s/ John Damien Hatton
Name: John Damien Hatton
Title: Director

First State Investment Management (UK) Limited
By:	/s/ Gregory Robert Cooper
Name: Gregory Robert Cooper
Title: Director

Cusip No.	602675100	13G	Page	11	of	13
INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

99.2	Item 7 Information